February 18, 2015

VIA ELECTRONIC FILING

Mr. M. Hughes Bates
Special Counsel
Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Fixed Income Trust for Prudential Financial, Inc. Notes, Series 2012-1 (the “Issuing Entity”) Form 10-K for the Fiscal Year Ended December 31, 2013 File No. 001-35579

Dear Mr. Bates:

On behalf of Fixed Income Client Solutions LLC, depositor of the Issuing Entity, we are writing this letter in connection to your letter to James Whang dated January 30, 2015 in regards to the above-referenced report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2014. Pursuant to our outreach to the Commission staff on February 11, 2015 and February 13, 2015 and our ensuing conversation with Kayla Florio this morning, we are writing to confirm that we will need additional time to obtain the necessary information from The Bank of New York Mellon in order file the requested response to the Commission’s letter. We are working promptly to obtain this information and to file our response in a timely manner.

Should you have any questions, please do not hesitate to contact me at (202) 478-6478 or James Whang, Treasurer of Fixed Income Client Solutions LLC, at (877) 421-7858.

Respectfully yours,

/s/ Mark R. Riccardi

Mark R. Riccardi

cc:	James Whang Jason Schubert